FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura continues global push with Lehman’s European equities and investment banking businesses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 23, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura continues global push with Lehman’s European equities and investment banking businesses

Tokyo, London, September 23, 2008—Nomura, the pre-eminent Asian-based investment bank, today announced it had reached an agreement to acquire the European and Middle Eastern equities and investment banking operations of Lehman Brothers.

The acquisition will provide Nomura with a market leading equities and investment banking platform in the region and further enhance Nomura’s strategy of connecting Asia and Europe. The deal follows Nomura’s agreement yesterday to acquire Lehman Brothers’ entire franchise in the Asia Pacific region including Japan and Australia.

Lehman’s equities and investment banking businesses in Europe and the Middle East employed around 2500 staff, of whom a significant proportion are expected to be retained.

The deal does not include any trading assets or trading liabilities and Nomura will pay an undisclosed sum for the businesses.

Kenichi Watanabe, Nomura’s CEO, said: “In the past 24 hours Nomura has executed two transformational deals. This transaction will significantly extend our European footprint and international reach, enabling us to realize our strategy of delivering Asia to the world. Our immediate priority is to get the equity and investment banking divisions back in business operating under the Nomura name.”

The transaction is subject to a number of conditions including regulatory approvals.

Ends

For further information please contact:

Name	Company	Telephone
Nichola Scola	Nomura, London	+ 44 (0)20 75212480

Shuji Sato	Nomura, Tokyo	+ 81-3-3278-0591

Joey Wu	Nomura, Hong Kong	+ 852 2536 1604

Ralph Piscitelli	Nomura, New York	+ 1 212 667 2430

Nomura

Nomura is a leading financial services group and the pre-eminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.